                                                                     Exhibit 2.3

Thomas Kuehn, Ph.D., President
May 28, 1999

                                  May 28, 1999

VIA TELECOPIER (301) 320-1690

Thomas Kuehn, Ph.D., President
Viking Instruments Corporation
c/o Woodmont Asset Management, Inc.
6403 Kirby Road
Bethesda, MD 20817

Dear Dr. Kuehn:

      As you are aware, on May 25, 1999, the Bankruptcy Court extended the time to submit offers to purchase the business and assets of Viking Instruments Corporation ("Viking") until June 8, 1999. The following constitutes Bruker's final offer for it or its nominee to acquire from Viking the business and certain assets of Viking for One Hundred Fifty Thousand Dollars ($150,000.00) cash, including an initial advance in the amount of up to Thirty Thousand Dollars ($30,000.00) as post-petition debtor-in-possession financing to be credited to the purchase price (such initial advance being referred to herein as the "DIP Financing"), subject to the terms set forth in this letter. This offer replaces and supercedes all previous offers to Viking.

      Bruker continues to believe that a prompt approval of a sale to it and closing of the transaction remain absolutely critical to the viability of this offer. Every day of delay runs the risk of further diminishing the goodwill of Viking and its value as an ongoing business. Bruker believes that this offer is in the best interests of all parties, including Viking's employees, creditors, vendors and customers, and urge that it be considered promptly. It is urgent that the steps referred to below proceed as expeditiously as possible if this transaction is to succeed.

Thomas Kuehn, Ph.D., President
May 28, 1999

                                  I. Objectives

      Bruker has certain key objectives which must be realized if this offer to purchase the business and certain assets of Viking is to be consummated.

      First, it is critical that the goodwill of the business be preserved. Thus, Bruker would contemplate a closing as soon as practicable but not later than June 23, 1999. In the interim, it is important that satisfactory arrangements be made to preserve relationships with existing customers of Viking.

      Second, a significant asset of Viking is its organization. All parties must act quickly if the Viking organization, with its many skills and talents, is to remain intact. As a condition to the closing of the transaction, Bruker would expect that the following Viking employees would become employees of, or consultants to, Bruker: Thomas Kuehn, Ph.D.; Mark Wilson, Ph.D.; Yuchi Huang, Ph.D., Brian Eckenrode, Ph.D.; Paul Groves; and Ken Cope (the "Employees"). As set forth below, Bruker contemplates that, between the time this offer is accepted and the close of business on June 7, 1999, it shall obtain from each of the Employees agreements (on terms acceptable to Bruker in its sole discretion) that the Employees will make themselves available to be employed by, or consultants to, Bruker.

      Third, Bruker must be able to acquire the tangible and intangible assets described below free and clear of all liens, claims, interests and encumbrances of any kind. Bruker understands that, on October 29, 1998, Viking filed under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). Given Viking's present financial condition, Bruker believes that the transactions outlined in this letter will not be possible except under the umbrella of court supervision.

      Fourth, it is contemplated that after the closing Viking's business will be integrated into Bruker as a focused business unit. Brian Abraham, Ph.D. of Bruker will oversee the transition of the assets and business acquired pursuant to this offer to Bruker's operations in Massachusetts.

      To accomplish these objectives, Bruker is prepared to purchase certain assets of Viking, and pending consummation of this purchase (and subject to the limitations contained herein) to provide Viking, as additional consideration for the purchase, with the DIP Financing.

Thomas Kuehn, Ph.D., President
May 28, 1999

                               II. The Acquisition

A. Assumption of Liabilities. Bruker will not assume any liabilities of Viking of any kind.

B. Included Assets. Bruker will acquire all of Viking's assets other than the Excluded Assets identified below (the "Included Assets"), including, without limitation the following:

            a. Intangible Assets. The assets to be acquired include all intangible assets of Viking of every kind, including but not limited to (i) all Viking trademarks and associated goodwill, including registration and applications for registrations, renewals and extensions; (ii) all patents, patent applications, interest in inventions, know-how, trade secrets, confidential information, techniques, specifications, schematics, and logic diagrams including, without limitation, all patents for or related to the Transportable Gas Chromatograph Mass Spectometer; (iii) interest in customer lists, sales prospect lists including, without limitation, all files and records related to transactions with customers of all kinds; (iv) copyrights and interest in copyrightable subject matter, including, without limitation, all works of authorship, software, firmware, microcode, computer programs, documentation and designs, and unregistered trade names including SpectraTrak, SpectraScan, Viking GC/MS, and Viking Instrument; (v) all rights, including without limitation, all intellectual property rights, under Viking's contracts with its employees, contractors and consultants; (vi) all right, title and interest in SpectraScan(TM) Software Operating System for SpectraTrak 573 System including the object and source code and the copyrights thereto; and (vii) all right, title and interest in SpectraTrak(TM) Model 573 Transportable GC/MS Design Package including mechanical design drawings, electrical and wiring harness design drawings and bill of materials.

            b. Machinery, Equipment, Furnishing, Fixtures, and Supplies. The transaction would include all machinery, equipment (including, without limitation, computers, printers and laboratory equipment), furniture, fixtures, and supplies of Viking.

            c. Work in Process. In addition, the transaction includes an assignment of so much of Viking's present work in process as shall not have been filled as of the closing of this transaction and any additional work in process which may be developed by Viking during the period of the DIP Financing and not filled as of the closing of this transaction, subject to any required consents of third parties (collectively, the "Work In Process"), including but not limited to unfilled purchase orders and other contract rights related to the order from Viking customers for Viking products; provided, however, that Bruker reserves the right not to accept an assignment of those Work In Process orders which Bruker, upon further review and in its sole discretion, determines not to accept for credit or any other reason.

Thomas Kuehn, Ph.D., President
May 28, 1999

                  Bruker shall notify Viking in writing on or before June 22, 1999 whether it intends not to accept any Work In Process orders.

            d. Certain Leases and Executory Contracts. In addition, the transaction would include the assumption and assignment of such leases and executory contracts of Viking as Bruker may deem appropriate, which leases and executory contracts shall be identified by Bruker at any time before closing or within 30 days thereafter. Viking shall take any and all steps, including obtaining any necessary orders from the Bankruptcy Court, and pay any and all cure and/or compensation amounts, necessary to effectuate the assumption and assignment of the identified leases and executory contracts.

            e. Inventory. All inventory, including without limitation: all raw materials; all finished products; all manufacturing inventory including, without limitation, all SpectraTrak(TM) Model 573 GL sub-assemblies, SpectraTrak(TM) Model 572 chassis components and GL sub-assemblies and all mechanical, electronic, and vacuum components and parts; all open stock; all service parts inventory including, without limitation, all new and used parts for SpectraTrak(TM) Models 600, 620, SpectraTrak(TM) Model 572 Transportable GC/MS and SpectraTrak(TM) Model 772 Process GC/MS, SpectraScan operating system software master duplication disks for SpectraTrak(TM) Models 620, 672, 572 and 772 and operating, maintenance, specifications, and design documents and manuals for out-of-production ST600, 620, 672, 572, 772 and other prototype products.

            f. Listed Assets. Without limiting any of the foregoing, the Included Assets includes the assets listed on the attached Exhibit A.

C. Excluded Assets. The transaction would exclude (1) all causes of action pursuant to Section 544, 547, 548, 549 and 550 of the Bankruptcy Code (11 U.S.C. ss.ss.101 et seq.) ("Avoidance Actions"), (2) any cash of Viking on hand as of the closing of the sale, (3) any accounts receivable and (4) any executory contracts not specifically assumed and assigned to Bruker in accordance with the terms of this Letter Agreement.

D. Purchase Price. In consideration for the Included Assets, Bruker shall pay Viking One Hundred Fifty Thousand Dollars ($150,000.00) (the "Purchase Price") in immediately available funds at the closing of the sale the Assets subject to the satisfaction of the conditions set forth below.

E. Conditions This offer is subject to the following conditions, all of which must be satisfied by the date indicated, or if no date is indicated, prior to the closing, unless waived in writing by Bruker:

Thomas Kuehn, Ph.D., President
May 28, 1999

      1. It shall have been accepted in writing by Viking or Viking's successor in interest entitled to so accept by signing and returning to the undersigned a copy of this letter no later than 5:00 p.m. (Boston time) on June 2, 1999.

      2. The sale of the Assets shall have been authorized and confirmed by order of a Bankruptcy Court Judge having authority to do so (the "Sale Order") on or before June 8, 1999, upon proper notice to all creditors of Viking's bankruptcy estate and other parties entitled to such notice by the Federal Rules of Bankruptcy Procedure or by the Local Bankruptcy Rules of the United States Bankruptcy Court for the Eastern District of Virginia, or otherwise by operation of law, with the appeal period from such order having finally passed without a notice of appeal having been filed, or each appeal having been dismissed or withdrawn within thirty (30) days after such notice was filed. At Bruker's option, the closing may take place if an appeal is filed, but no stay pending appeal has been issued.

      3. The Sale Order referenced above shall have authorized the transfer of title to the Included Assets free and clear of liens, encumbrances, interests, security interests, taxes and adverse claims of every nature and character. To the extent a complaint must be filed in the Bankruptcy Court to accomplish the foregoing, a judgment shall have entered thereon in the Plaintiffs favor and proof of service on all Defendants shall have been filed of record with the Bankruptcy Court. In addition, the Sale Order shall contain a specific finding that Bruker is purchasing the Assets in good faith; (b) be substantially similar to the form of order attached hereto as Exhibit B, and (c) otherwise be satisfactory to Bruker.

      4. The DIP Financing shall have been authorized and confirmed by an interim and final order of a Bankruptcy Court Judge having authority to do so (the "DIP Financing Order") entered contemporaneously with the entry of the Sale Order, upon proper notice to all creditors of Viking's bankruptcy estate and other parties entitled to such notice by the Federal Rules of Bankruptcy Procedure or by the Local Bankruptcy Rules of the United States Bankruptcy Court for the Eastern District of Virginia, or otherwise by operation of law, with the appeal period from such order having finally passed without a notice of appeal having been filed, or each appeal having been dismissed or withdrawn within thirty (30) days after such notice was filed. At Bruker's option, funding under the DIP Financing may take place if an appeal is filed, but no stay pending appeal has been issued.

      5. The DIP Financing Order shall have authorized the DIP Financing on the terms and conditions set forth below. In addition, the DIP Financing Order shall contain a specific finding that Bruker is furnishing the DIP Financing in good faith; (b) be substantially similar to the form of order attached hereto as Exhibits C, and (c) otherwise be satisfactory to Bruker.

      6. A Bankruptcy Court having jurisdiction over Viking's Chapter 11 case and authority to do so shall have entered the Procedure Order (as hereinafter defined).

Thomas Kuehn, Ph.D., President
May 28, 1999

      7. After the acceptance of this offer, Bruker shall have met with the Employees and, no later than June 7, 1999, shall have received from each of the Employees agreements that the Employees will make themselves available to be employed by, or consultants to, Bruker on terms acceptable to Bruker.

      8. Bruker shall have the right to rescind this Offer if between the date hereof and the Closing there shall be a material adverse change in the condition of the Included Assets, irrespective of whether or not they shall have been insured; provided, however, that Bruker, with respect to each of the Included Assets not in the same condition, shall have the right at its election to complete the purchase contemplated hereby and either (a) become entitled to all insurance proceeds collected or to be collected by reason of damage to or loss of the respective Asset or (b) receive a credit against the Purchase Price for the diminution in the fair market value of the respective Asset by reason of damage to or loss of such Asset. So long as the value of the Assets shall not have been diminished by more than Twenty-Five Thousand Dollars ($25,000.00) in the aggregate as a result of changes in their condition, Bruker shall not exercise its right to rescind this Offer and, thereby terminate this Agreement, but rather will complete the purchase and exercise one of the options above.

      9. There shall be no injunction, restraining order, or order of any nature issued by a court of competent jurisdiction, restraining or preventing the carrying out of the transactions contemplated hereby, and no proceeding challenging this transaction shall have been instituted or threatened.

      10. Execution of security documentation for the DIP Financing referred to below, in form and substance satisfactory to Bruker.

      11. Unless extended by Bruker, as provided below, closing not later than June 23, 1999 (the "Closing Date").

      12. By June 7, 1999, Bruker shall have received (a) the certified year-end financials of Viking for fiscal year 1998, and (b) the financials of Viking for January, February and March, 1999 (collectively, the "Financials"); and further said Financials shall not vary from the representations made to Bruker regarding the condition of Viking.

      13. Bruker being satisfied (in its absolute discretion) with the results of a due diligence investigation to be completed by Bruker and/or its representative by 6:00 p.m. (Boston time) June 22, 1999 (the "Diligence Deadline") including but not limited to satisfaction that Bruker will have available to it all resources necessary for the continued operation of Viking's business on acceptable terms. If Bruker is not satisfied with its due diligence, it shall so notify Viking in writing by the Diligence Deadline and upon such notice this offer and the Sale Order shall be of no further force or effect, and neither Viking nor Bruker shall have any liability or obligation to the other arising from or related to this offer and the Sale

Thomas Kuehn, Ph.D., President
May 28, 1999

            Order and the transaction contemplated hereby, other than in respect of the DIP Financing. In addition, Bruker shall have the right in its sole discretion on or before the Diligence Deadline not to accept any Work In Process order. Bruker shall have no liability for or any obligation under any Work In Process not accepted.

      14. On or before the Closing Date, Viking shall obtain authority from the Bankruptcy Court or from its landlord that authorizes Bruker to enter and occupy the premises located at 44901 Falcon Place, Suite 116, Dulles, Virginia (the "Premises") from the Closing Date up to and including August 31, 1999, to operate Viking's business and/or to remove the Included Assets on terms where Bruker's only obligation is to pay on Viking's behalf, in accordance with the terms of its lease for the Premises, the current rent due under that lease for the period from the Closing Date through and including August 31, 1999.

      15. Promptly upon Viking's acceptance of this offer, Viking will proceed to seek authority from the Bankruptcy Court (a) to sell the Included Assets and obtain the DIP Financing and otherwise to perform in accordance with this offer and (b) use its best efforts to obtain a Bankruptcy Court order approving the sales procedures described in
            Article IV of this offer (the "Procedure Order").

F. Closing of Acquisition. There shall be a closing of the acquisition within thirty (30) business days following the entry of the Sale Order of the Bankruptcy Court as contemplated under the Conditions sections of this offer; provided that the closing shall occur no later than June 23, 1999 except as provided below. If the closing shall not have occurred by such date, Bruker shall have the right, at its sole election and from time to time, to extend such period for one or more additional periods of not more than 10 days each by giving written notice thereof to Viking prior to the expiration of the then current period, except that Bruker may not, without the written consent of Viking, extend such period for more than 90 days from the date of this letter. At the closing, Viking shall execute and deliver to Bruker such bills of sale, assignments and other instruments of transfer and documentation as Bruker may request, in form and substance acceptance to Bruker.

                             III. The DIP Financing

      As additional consideration for the purchase contemplated hereby, Bruker would provide to Viking, from and after the entry of the Sale Order through the date of the acquisition, but in any event, no longer than through June 23, 1999, financing for its post-petition operations in an amount not to exceed Thirty Thousand Dollars ($30,000.00), subject to the following terms and conditions:

      1. All DIP Financing extended by Bruker to Viking shall bear interest at a rate per annum of 12% (such interest rate being referred to herein as the "Interest Rate"); provided, however, that such interest shall be waived and shall not be payable by Viking except if the closing of the sale of the Included Assets to Bruker shall not

Thomas Kuehn, Ph.D., President
May 28, 1999

            have occurred by June 23, 1999, the DIP Financing and all accumulated interest thereon shall be immediately due and payable.

      2. No DIP Financing shall be used to pay any pre-petition liabilities, except as otherwise agreed to in writing by Bruker and approved by the Bankruptcy Court.

      3. Before the DIP Financing is extended, Bruker must be granted by order of the Bankruptcy Court the following security interests and protections to secure such DIP Financing (including any interest payable pursuant to the provisions of this agreement and reasonable costs of collection, including reasonable attorneys' fees) on such terms and subject to such documentation as shall be acceptable to
            Bruker:

            a. The DIP Financing shall be secured by a first priority security interest and lien in favor of Bruker on all assets of Viking whether now owned or hereinafter acquired, pursuant to ss.364(c)(2) of the Bankruptcy Code, which security interest and lien shall be valid, fully perfected and enforceable by action of law, provided, however, that this security interest and lien shall not extend to Avoidance Actions and shall be subordinate only to Hewlett-Packard Company's security interest on certain Viking assets and securing a claim of not more than $24,000.00;

            b. The DIP Financing shall be an obligation of Viking with priority over all administrative expenses of the kind specified in ss.ss.503(b) or 507(b) of the Bankruptcy Code, pursuant to ss.364(c)(1) of the Bankruptcy Code; and

            c. Bruker shall be deemed to be a good faith lender, pursuant to ss.364(e) of the Bankruptcy Code.

      4. As a condition to such DIP Financing, the Bankruptcy Court must have entered the DIP Financing Order in the form attached as Exhibit C, which among other things, prescribes various events of default and authorizes the borrowing by Viking and granting to Bruker the security interests and protections described above, and Bruker must be provided a certified copy of such orders.

      5. During the period any DIP Financing is outstanding, and as a condition to the extension of such DIP Financing by Bruker, Viking shall provide Bruker with copies of Viking's monthly reports of cash flow and expenditures filed with the United States Trustee's office, such copies to be provided to Bruker when and as filed with such office; and, by the third business day of each week, a report substantially the same as such reports filed with the United States Trustee, containing substantially the same information with respect to the preceding week.

      6. The proceeds of any DIP Financing provided by Bruker to Viking shall be used and applied only in accordance with a weekly budget of cash receipts and disbursements for the period June 9, 1999 through and including June 23, 1999,

Thomas Kuehn, Ph.D., President
May 28, 1999

            prepared by Viking and submitted to Bruker for approval at least twenty-four (24) hours earlier than the earliest to occur of (a) the first date scheduled for a hearing on the DIP Financing and (b) June 8, 1999. Bruker's advances under the DIP Financing shall be made weekly in accordance with the expected needs under such an approved budget. It shall be an event of the default and the full amount of all DIP Financing together with accrued interest at the Interest Rate shall immediately become due if for any individual week, without Bruker's written consent, (1) Viking's actual cash receipts are less than ninety percent (90%) of budgeted cash receipts in any one week or less than eighty-five percent (85%) of budgeted cash receipts from the beginning of the budget through any given date; or
            (2) Viking's actual disbursements for any budgeted line item in any one week exceed budgeted amounts for that line item in that week by more than 10%, or (3) Viking's actual disbursements for all budgeted line items on a cumulative basis at any given time during the budget period exceed all budgeted disbursements as of that time by 25%. By Wednesday of each week, Viking shall provide Bruker with a report showing any variance between its actual performance and its budget performance through the prior Friday on a weekly and cumulative basis.

      7. Notwithstanding anything to the contrary contained elsewhere herein, all outstanding DIP Financing plus interest at the Interest Rate shall become immediately due and payable upon the sale of all or any material portion of the Included Assets, individually or collectively, to one or more persons or entities other than Bruker or its nominee, or the termination of this offer pursuant to Article II, ss.ss.8 and 13.

      8. Any DIP Financing which does not otherwise become due and payable by Viking in accordance with the foregoing provisions shall be repaid by Viking on the sale or other disposition of any assets in which Bruker is granted a security interest hereunder.

      9. In addition to any other rights granted to it hereunder, Bruker shall have the right to obtain and make copies of all files and records of Viking related to any assets in which Bruker is granted a security interest hereunder for the purpose of collecting any monies owed to Bruker under the DIP Financing; and, if Viking sells or otherwise disposes of any such assets, it shall make reasonable arrangements to allow Bruker continued access to such files and records for such purposes.

      10. As a condition to the DIP Financing, the Bankruptcy Court shall have entered the Sale Order authorizing the sale of the Included Assets to Bruker.

      11. At a closing of the sale of the Included Assets to Bruker in accordance with the terms of this offer, the DIP Financing (without interest) shall be credited against the Purchase Price.

                     IV. Sale of the Assets to a Third Party

Thomas Kuehn, Ph.D., President
May 28, 1999

      1. Bruker understands that its offer in this letter will be subject to higher and better counteroffers before the Bankruptcy Court. Notwithstanding this, Bruker, by this offer, has evidenced its strong desire to assist Viking in resolving its immediate financial problems and, in doing so, has incurred, and may in the future incur, material risks and costs, including but not limited to the risks and costs of the DIP Financing, due diligence and negotiations with the Employees which Bruker would not have offered or incurred except as part of its integrated purchase offer set forth herein. Accordingly, in the event that a third party submits a higher and better counteroffer, which is accepted by Viking and approved by the Bankruptcy Court, Viking shall, concurrently with the closing of such third party acquisition, pay or cause to be paid to Bruker: (i) the full amount of all DIP Financing outstanding at the date of such third party closing together with accrued interest at the Interest Rate from the date such DIP Financing was provided plus (ii) the sum of Fifteen Thousand Dollars ($15,000.00), such amount representing an agreed amount to compensate Bruker for its risks, costs and expenses associated with this transaction, including but not limited to attorneys' fees. Furthermore, for a counteroffer to qualify as a higher and better counteroffer, it must be at least five percent (5%) greater than the Purchase Price.

      2. Bruker also understands that Viking's acceptance of this offer is subject to the condition that if there are any qualified counter-offers for the Included Assets that the highest and best final offer for the Included Assets shall be determined by traditional auction procedures rather than by the use of sealed bids and hereby consents to such sale procedures.

      3. As a condition to this transaction, the Bankruptcy Court must enter the Procedure Order approving the provisions of this Article IV and the time line for this transaction as set forth above such that the Sale Order is entered by June 8, 1999.

Thomas Kuehn, Ph.D., President
May 28, 1999

                                   V. General

      1. This agreement shall be governed by the laws of the Commonwealth of Massachusetts, without giving effect to principles of conflicts of laws.

      2. This agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      3. This agreement may not be amended or modified without the prior written agreement of the parties. No waiver of any provision contained herein shall be effective unless in writing and signed by the party against which such waiver is sought to be enforced, nor shall a waiver in any instance operate as a general waiver unless expressly stated in such signed writing.

      4. This agreement shall be binding upon the parties hereto and their respective successors and assigns; provided, however, that Viking may not assign any of its interests hereunder without the prior written consent of Bruker.

      5. Neither party shall be liable to the other for any consequential damages arising out of or in connection with this agreement.

      6. The provisions of this agreement and any rights, duties and obligations pursuant hereto shall survive (a) the closing contemplated hereby, (b) any sale to a third party, and/or (c) the entry of any order which may be entered (i) confirming any plan of reorganization, (ii) converting this case from Chapter 11 to Chapter 7, or (iii) dismissing this case; and the terms and provisions of this agreement as well as the rights, duties and obligations pursuant hereto shall continue in full force and effect notwithstanding any such sale or the entry of any such order.

      7. All notices, requests, demands or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or mailed, first class certified mail with postage prepaid or by overnight receipted courier service, or when sent by confirmed telefax, to the intended recipient at the address for notices specified below or, as to either party, at such other address as shall be designated by such party in any notice to the other party:

Thomas Kuehn, Ph.D., President
May 28, 1999

            If to Bruker:

            Frank H. Laukien, Ph.D., President
            Bruker Daltonics, Inc.
            44 Manning Road
            Billerica, MA 01821

            with a copy to:

            Andrew M. Troop, Esq.
            Hutchins, Wheeler & Dittmar
            A Professional Corporation
            101 Federal Street
            Boston, Massachusetts 02110
            Fax: (617) 951-1295

            If to Viking:

            Viking Instruments Corporation
            44901 Falcon Place, Suite 116
            Dulles, Virginia 20166
            Attention: Thomas Kuehn, Ph.D., President
            Fax:

            with a copy to:

            John E. Carter, P.C.
            10560 Main Street, Suite 311
            P.O. Box 890
            Fairfax, VA 22030
            Fax:

Thomas Kuehn, Ph.D., President
May 28, 1999

                                 VI. Conclusion

            Again, if this offer is acceptable, please so indicate by executing a copy of this letter and returning it to Bruker no later than 5:00 p.m. (Boston time) on June 2, 1999. If this offer is not accepted in writing by that time, the offer shall be of no further force or effect.

                                       Very truly yours,

                                       BRUKER DALTONICS, INC.


                                       By:       /s/ Frank H. Laukien
                                          ------------------------------
                                                 Frank H. Laukien, Ph.D.
                                                 Its President, Duly Authorized

Agreed and Accepted:


By:  /s/ Thomas J. Kuehn
   -------------------------
     Thomas Kuehn, Ph.D.
     Its President, Duly Authorized

Date: June 2, 1999
     --------------

                           List of Assets for Sale by
                         Viking Instruments Corporation

1. Transportable Gas Chromatograph Mass Spectrometer Patent
   a. International publication #WO 90/15658, "Miniaturized Mass Spectrometer System" Awarded 12/27/90
   b. US Patent #5,313,061, "Miniaturized Mass Spectrometer System" Awarded 5/17/94
   c. European Patent #0476062, "Miniaturized Mass Spectrometer System" Dated 6/6/90
   d. German Patent #690283041.0, "Miniaturized Mass Spectrometer System" Dated 6/6/90
   e. UK Patent #2249662, "Miniaturized Mass Spectrometer System" Dated 6/6/90
   f. Canada Patent #2,058,763-6, "Miniaturized Mass Spectrometer System" Awarded 4/21/98
   g. Japan Patent #Hei-2-509224, "Miniaturized Mass Spectrometer System", (Pending)

2. SpectraTrak(TM) Model 573 Transportable GC/MS Design Package (Incomplete)
   a. Mechanical design drawings
   b. Electrical and wiring harness design drawings
   c. Bill of materials
   d. Operating and maintenance manual not available
   e. Assembly drawings or schematics not available
   f. Requires HP5973 mass selective detector OEM component kit for manufacture and operation

3. SpectraScan(TM) Software Operating System for SpectraTrak 573 System (Incomplete)
   a. Copyright of user interface and code
   b. Master duplication disk
   c. Undocumented assembly code
   d. Software manual not available
   e. Requires OEM version of HP Chemstation 3.x license for operation
   f. Requires OEM version of NIST mass spectral library license for operation
   g. Requires Windows 95 and other software utility licenses for operation

4. Manufacturing Inventory and Open Stock
   a. Miscellaneous SpectraTrak(TM) Model 573 GC subassemblies (2 sets)
   b. Miscellaneous SpectraTrak(TM) Model 572 chassis components and GC subassemblies (2 sets)
   c. Miscellaneous mechanical, electronic, and vacuum components and parts
   d. Inventory excludes any components, parts, and instruments manufactured by Hewlett Packard

5. Service Parts Inventory, Documentation, and Service Contracts
   a. Miscellaneous new and used parts for SpectraTrak(TM) Models 600, 620, and 672 Transportable GC/MS (1989-1997) with rack-mounted transport case design
   b. Miscellaneous new and used parts for SpectraTrak(TM) Model 572 Transportable GC/MS (1997-1998)
   c. Miscellaneous new and used parts for SpectraTrak(TM) Model 772 Process GC/MS (1995-1998)
   d. SpectraScan operating system software master duplication disks for SpectraTrak models 620, 672, 572, and 772 (requires HP Chemstation 2.x, Windows 3.1, and other software utility licenses for operation)
   e. Operating, maintenance, specifications, and design documents and manuals for out-of-production and obsolete ST600, 620, 672, 572, 772 and other prototype products
   f. Service inventory excludes components, parts, and instruments manufactured by Hewlett Packard
   g. Current and on-going service contracts and warranty obligations

6. Marketing and Sales Assets
   a. Customer list
   b. Sales prospect list
   c. Product literature and brochure copyrights
   d. Unregistered software copyrights
   e. Unregistered tradenames: "SpectraTrak", "SpectraScan", "Viking GC/MS", "Viking Instruments"